Exhibit 99.1

Wix Reports Fourth Quarter and Full Year 2016 Results -
Collections Growth Accelerates to 42% Y/Y in 2016, Revenue Grows 43%

•	Collections Growth Accelerates to 46% Y/Y in Q4’16, Revenue Accelerates to 48% Y/Y
•	Free Cash Flow was a Record $18.7 million in Q4’16, up 122% Y/Y
•	Delivered First Ever Quarter of Non-GAAP Profitability
•	Grew Premium Subscriptions 39% Y/Y to 2.5 Million
•	Initial 2017 Outlook Highlighted by Robust Top Line Growth and Strong Free Cash Flow

NEW YORK, February 15, 2017 -- Wix.com Ltd. (Nasdaq: WIX), a leading global software platform for small businesses to operate online, today reported another strong quarter of financial results for the fourth quarter and full year ended December 31, 2016.  In addition, the Company provided its initial outlook and expectations for its financial performance in the first quarter and full year 2017.

“Our focused investment in technology and our superior marketing execution continue to have a meaningful positive impact on our growth and financial results,” said Avishai Abrahami, Co-founder and CEO of Wix. “In the last twelve months, this strategy delivered innovative products such as Wix ADI and the mobile Wix App, as well as growth in our brand and successful marketing execution, highlighted by our Super Bowl LI campaign. This strategic approach will enable us to further extend our technology leadership, acquire subscriptions efficiently and grow our brand globally in 2017 and beyond.”

Lior Shemesh, CFO of Wix, commented, “The re-acceleration in top line growth this quarter was exceptional -- a direct result of the improvement in conversion of registered users to premium subscriptions and higher collections per new subscriptions due to record adoption of our vertical solutions. The stronger than expected inflection to Q4 non-GAAP profitability highlights the flexibility and scalability of our low, fixed-cost model. We expect to deliver continued top line growth and higher free cash flow in 2017 and beyond by further leveraging our investments in technology and marketing.”

Q4 2016 and Full Year 2016 Financial Summary

	Three months ended Dec 31,			Prior Q4 2016
$ in thousands	2016	2015	Y/Y growth	Outlook
Revenue	$84,176	$56,831	48%	$81,000 - 82,000
Collections	$97,652	$66,870	46%	$93,000 - 94,000
Operating Loss	$(4,742)	$(10,163)	NM
Non-GAAP Operating Profit (Loss)	$3,879	$(4,417)	NM
Adjusted EBITDA	$17,877	$7,025	154%	$14,000 – 15,000
Free Cash Flow	$18,683	$8,397	122%

	Twelve months ended Dec 31,			Prior 2016
$ in thousands	2016	2015	Y/Y growth	Outlook
Revenue	$290,103	$203,518	43%	$287,000 - 288,000
Collections	$342,069	$241,687	42%	$337,000 - 338,000
Operating Loss	$(44,032)	$(48,635)	NM
Non-GAAP Operating Loss	$(12,529)	$(29,266)	NM
Adjusted EBITDA	$42,588	$14,721	189%	$38,500 – 39,500
Free Cash Flow	$36,158	$14,534	149%

Q4 2016 Results and Highlights

•	Revenue increased 48% to $84.2 million compared to $56.8 million for the fourth quarter last year

•	Collections increased 46% to $97.7 million compared to $66.9 million for the fourth quarter last year

•	Gross margin on a GAAP basis was 85% compared to 83% in the fourth quarter of last year. Non-GAAP gross profit was 87% of collections compared to 85% in the fourth quarter of last year

•
GAAP operating loss was $4.7 million compared to loss of $10.2 million in the fourth quarter a year ago. On a non-GAAP basis, operating income was $3.9 million compared to an operating loss of $4.4 million in the fourth quarter last year

•	GAAP net loss was $6.2 million, or $(0.14) per share, compared to a net loss of $11.3 million, or $(0.28) per share for the fourth quarter of 2015

•	Non-GAAP net income was $2.7 million, or $0.06 per share, compared to a non-GAAP net loss of $5.4 million, or $(0.13) per share for the fourth quarter of 2015

•	Adjusted EBITDA was $17.9 million compared to $7.0 million for the fourth quarter of 2015

•	Free cash flow was $18.7 million compared to $8.4 million for the fourth quarter of 2015

•	Added 171,000 net premium subscriptions in the period to reach 2.5 million as of December 31, 2016, a 39% increase over the fourth quarter of 2015

•	Added 5.0 million registered users in the fourth quarter. Registered users as of December 31, 2016 were 97.0 million, representing a 27% increase compared to the fourth quarter of 2015

Recent Business Highlights

•
Acquired flok to Enhance CRM Technology: Wix acquired flok, a customer loyalty and engagement platform. flok's solutions are designed to increase customer value, generate organic referrals and boost small and medium businesses' online presence and reputation. The move supports Wix's strategic plan to increase its portfolio of business technology solutions providing small and medium businesses easy ways to engage and reward their customers.

•
Announced Integration with Square: Wix announced a partnership with Square to give Wix merchants and entrepreneurs in North America a new way to transact. The Square integration improves payment processing and allows both online and in-person payments via a mobile device based POS. In addition, a user can create a stunning Wix Store and, with a few clicks, manage its store and its catalog on the Wix App with the ability to accept payments online or in-person with Square.

•
Launched #DisruptiveWorld campaign around Super Bowl LI:  Wix launched its #DisruptiveWorld campaign in mid-January on YouTube and Facebook Live, the first company to launch a Super Bowl campaign using these live video platforms. The global campaign, starring Jason Statham and Gal Gadot, included numerous videos, user engagement opportunities, contests and social activations and was highlighted by a 30-second spot during the fourth quarter of Super Bowl LI.  According to Visible Measures, Wix videos garnered more views online than any other brand prior to the airing of the Super Bowl.

•	Wix Mobile Growth: Wix users have created over 22 million mobile sites to date, making Wix one of the largest mobile site development platforms globally.

•
Global E-commerce Platform: E-commerce subscriptions reached 332,000 during the quarter. Growth of e-commerce and transaction-enabled websites continues to exceed overall subscriptions growth, highlighting Wix’s broad reach with small businesses.

•
Strong Platform Engagement: Continued engagement with the Wix ecosystem is illustrated by 480 million user contacts saved onto the Wix platform by users.  Leveraging Wix’s MyAccount CRM system, business owners track customer activity data, manage relationships and communicate using Wix ShoutOut, Wix’s email marketing solution.

Financial Outlook

The Company is introducing its outlook for the first quarter of 2017 and for full year 2017 as follows:

•	For the first quarter of 2017:

	Q1 2017 Outlook	Y/Y growth
Revenue	$89 - $90 million	45% – 46%
Collections	$107 - $109 million	41% – 44%

•	For the full year 2017:

	2017 Outlook	Y/Y growth
Revenue	$409 - $411 million	41% – 42%
Collections	$452 - $458 million	32% – 34%
Free Cash Flow	$71 - $72 million	96% – 99%

As previously announced, in response to the U.S. Securities and Exchange Commission’s May 2016 Compliance and Disclosure Interpretations on non-GAAP financial measures, beginning with our earnings release for Q1 2017, we do not intend to provide guidance for or report adjusted EBITDA.  We will continue to report free cash flow as a key non-GAAP financial measure of our business.  We believe this change will assist investors in evaluating our ongoing performance and increase the comparability of our results with those of our peer companies. Please refer to the Shareholder Update posted on our investor relations website for a reconciliation of adjusted EBITDA to free cash flow.

Conference Call and Webcast Information

Wix.com will host a conference call at 8:30 a.m. ET on Wednesday, February 15, 2017 to answer questions about the financial and operational performance of the business during the fourth quarter 2016. The conference call will include a brief statement by management and will focus on answering questions about our results during the quarter. To enhance the Q&A portion of this call, the company has posted a shareholder update, supplemental data sheet and supporting slides to its Investor Relations website at https://investors.wix.com/results.cfm. These materials provide shareholders and analysts with additional detail for analyzing results in advance of the quarterly conference call.

To participate on the live call, analysts and investors should dial 866-393-4306 (US/Canada), 734-385-2616 (International) or 1-809-315-362 (Israel) at least ten minutes prior to the start time of the call.  A telephonic replay of the call will be available through February 22, 2017 at 11:59 p.m. ET by dialing 855-859-2056 (US/Canada) or 404-537-3406 (International) and providing Conference ID: 60437734.

Wix will also offer a live and archived webcast of the conference call, accessible from the “Investor Relations” section of the Company’s website at https://investors.wix.com/.

Upcoming Investor Conferences

Joe Pollaro, General Manager, US, will present at Cantor Fitzgerald’s 4th Annual Internet & Technology Services Conference in New York on Thursday, February 23, 2017, at 9:50 a.m. EST and at the JMP Securities Technology Conference in San Francisco on Monday, February 27, 2017, at 3:00 p.m. PST.

Both events will be available via live audio webcast and archived on Wix's investor relations website at https://investors.wix.com/.

About Wix.com Ltd.

Wix.com is a leading global software platform for small businesses to operate online with over 100 million registered users worldwide. Wix was founded on the belief that the Internet should be accessible to everyone to develop, create and contribute. Through free and premium subscriptions, Wix empowers millions of businesses, organizations, professionals and individuals to take their businesses, brands and workflow online. Wix ADI, the Wix Editor and a highly curated App Market enable users to build and manage a fully integrated and dynamic digital presence. Wix's headquarters are in Tel Aviv with offices in Be'er Sheva, San Francisco, New York, Miami, Berlin, Vilnius and Dnepropetrovsk.

Non-GAAP Financial Measures

To supplement its consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, Wix uses the following non-GAAP financial measures: collections, collections and revenue on a constant currency basis, adjusted EBITDA, non-GAAP operating loss, free cash flow, non-GAAP net loss and non-GAAP net loss per share (collectively the "Non-GAAP financial measures"). Collections represents the total cash collected by us from our customers in a given period and is calculated by adding the change in deferred revenues for a particular period to revenues for the same period. We adjust collections and revenue to measure them on a constant currency basis by assuming the same exchange rates as the prior period applied to the reported figures in the current period. Non-GAAP operating loss represents operating loss calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, amortization, and acquisition-related costs. Non-GAAP net loss represents net loss calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, amortization, and acquisition-related costs. Non-GAAP net loss per share represents non-GAAP net loss divided by the weighted average number of shares used in computing GAAP loss per share. Adjusted EBITDA is defined as cash flow from operations before changes in working capital, prepaid domain registration costs, interest, bank charges and other financial expenses (income), net unrealized losses (gains) on hedging transactions, other income (expenses), taxes on income, and other unusual or non-recurring expenses. Free cash flow is defined as net cash provided by (used in) operating activities less capital expenditures. Beginning with our Q1 2017 earnings release, we do not intend to report or provide guidance for Adjusted EBITDA going forward.  Adjusted EBITDA for 2016 and 2015 in this earnings release have been presented on the same basis.

The presentation of this financial information is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP. The Company uses these non-GAAP financial measures for financial and operational decision making and as a means to evaluate period-to-period comparisons. The Company believes that it provides useful information about operating results, enhance the overall understanding of past financial performance and future prospects, and allow for greater transparency with respect to key metrics used by management in its financial and operational decision making.

For more information on the non-GAAP financial measures, please see the "Reconciliation of GAAP to Non-GAAP Financial Measures" table in this press release. This accompanying table has more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliations between these financial measures. The Company has not reconciled its guidance as to free cash flow to cash flow from operations because it does not provide guidance for cash flow from operations. As items that impact cash flow from operations are out of the Company's control and/or cannot be reasonably predicted, the Company is unable to provide such guidance. Accordingly, a reconciliation to cash flow from operations is not available without unreasonable effort.

Forward-Looking Statements

This press release contains forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Such forward-looking statements may include projections regarding our future performance and may be identified by words like “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “outlook,” “future,” “will,” “seek” and similar terms or phrases. The forward-looking statements contained in this press release are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Important factors that could cause our actual results to differ materially from those indicated in the forward-looking statements include, among others, our ability to grow our user base and premium subscriptions; our ability to maintain and enhance our brand and reputation; our ability to manage the growth of our infrastructure effectively; changes to technologies used in our solutions or in global, national, regional or local economic, business, competitive, market, regulatory and other factors discussed under the heading “Risk Factors” in the Company’s 2015 annual report on Form 20-F filed with the Securities and Exchange Commission on April 13, 2016. Any forward-looking statement made by us in this press release speaks only as of the date hereof. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

Investor Relations:
Ryan Gee
Wix.com
ir@wix.com
415-223-2610

Media Relations:
Vivian Hernandez
Wix.com
pr@wix.com
415-517-6539

Wix.com Ltd.
CONDENSED CONSOLIDATED BALANCE SHEET
(In thousands)

	Period ended
	December 31,	December 31,
	2015	2016
	(audited)	(unaudited)
Assets
Current Assets:
Cash and cash equivalents	$39,226	$93,064
Short term deposits	70,773	78,240
Restricted cash and deposit	3,851	931
Trade receivables	6,461	8,279
Prepaid expenses and other current assets	11,989	17,346
Total current assets	132,300	197,860
Property, equipment and software, net
Long-Term Assets:
Property and equipment, net	8,734	8,750
Prepaid expenses and other long-term assets	2,200	2,916
Intangible assets and goodwill, net	6,199	5,452
Total long-term assets	17,133	17,118

Total assets	$149,433	$214,978

Liabilities and Shareholder's Deficiency
Current Liabilities:
Trade payables	$12,280	$20,709
Employees and payroll accruals	15,210	20,292
Deferred revenues	100,561	146,987
Accrued expenses and other current liabilities	20,281	18,963
Total current liabilities	148,332	206,951

Long term deferred revenues	4,206	9,746
Long term deferred tax liability	625	518
Other long-term liabilities	75	-
Total long-term liabilities	4,906	10,264

Total liabilities	153,238	217,215

Shareholders' Deficiency
Ordinary shares	64	64
Additional paid-in capital	192,791	241,657
Other comprehensive loss	(248)	(389)
Accumulated deficit	(196,412)	(243,569)
Total shareholders' deficiency	(3,805)	(2,237)

Total liabilities and shareholders' deficiency	$149,433	$214,978

Wix.com Ltd.
CONSOLIDATED STATEMENTS OF OPERATIONS - GAAP
(In thousands, except loss per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2015	2016	2015	2016
	(unaudited)		(unaudited)

Revenue	$56,831	$84,176	$203,518	$290,103
Cost of revenue	9,607	12,738	34,970	45,287
Gross Profit	47,224	71,438	168,548	244,816

Operating expenses:
Research and development	21,901	28,877	77,647	105,368
Selling and marketing	30,330	40,022	120,010	156,512
General and administrative	5,156	7,281	19,526	26,968
Total operating expenses	57,387	76,180	217,183	288,848
Operating loss	(10,163)	(4,742)	(48,635)	(44,032)
Financial income (expenses), net	(364)	(451)	77	246
Other income (expenses)	(6)	(5)	(11)	(4)
Loss before taxes on income	(10,533)	(5,198)	(48,569)	(43,790)
Taxes on income	772	984	2,765	3,367
Net loss	$(11,305)	$(6,182)	$(51,334)	$(47,157)

Basic and diluted net loss per share	$(0.28)	$(0.14)	$(1.30)	$(1.12)
Basic and diluted weighted-average shares used to compute net loss per share	40,116,511	43,907,388	39,408,928	42,032,818

Wix.com Ltd.
ADJUSTMENTS FOR RECONCILIATION OF GAAP TO NON-GAAP STATEMENT OF OPERATIONS
(In thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2015	2016	2015	2016
	(unaudited)		(unaudited)
(1) Share based compensation expenses:
Cost of revenues	$380	$429	$1,353	$1,798
Research and development	2,852	4,156	9,234	14,543
Selling and marketing	920	1,213	3,077	4,553
General and administrative	1,424	2,022	5,069	7,154
Total share based compensation expenses	5,576	7,820	18,733	28,048
(2) Amortization	170	187	636	747
(3) Acquisition related expenses	-	614	-	2,708
(4) Taxes on income	162	258	611	838
Total adjustments of GAAP to Non GAAP	$5,908	$8,879	$19,980	$32,341

Wix.com Ltd.
RECONCILIATION OF OPERATING LOSS TO NON-GAAP OPERATING INCOME (LOSS)
(In thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2015	2016	2015	2016
	(unaudited)		(unaudited)
Operating loss	$(10,163)	$(4,742)	$(48,635)	$(44,032)
Adjustments:
Share based compensation expenses	5,576	7,820	18,733	28,048
Amortization	170	187	636	747
Acquisition related expenses	-	614	-	2,708
Total adjustments	$5,746	$8,621	$19,369	$31,503

Non GAAP operating income (loss)	$(4,417)	$3,879	$(29,266)	$(12,529)

Wix.com Ltd.
ADJUSTMENTS FOR RECONCILIATION OF GAAP TO NON-GAAP COST OF REVENUES
(In thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2015	2016	2015	2016
	(unaudited)		(unaudited)
Gross Profit	$47,224	$71,438	$168,548	$244,816
Share based compensation expenses	380	429	1,353	1,798
Gross Profit -Non GAAP	47,604	71,867	169,901	246,614

Gross margin -Non GAAP	84%	85%	83%	85%

Wix.com Ltd.
RECONCILIATION OF NET LOSS TO NON-GAAP NET LOSS AND NON-GAAP NET LOSS PER SHARE
(In thousands, except loss per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2015	2016	2015	2016
	(unaudited)		(unaudited)
Net loss	$(11,305)	$(6,182)	$(51,334)	$(47,157)
Share based compensation expense and other Non GAAP adjustments	5,908	8,879	19,980	32,341
Non-GAAP net income (loss)	$(5,397)	$2,697	$(31,354)	$(14,816)

Basic Non GAAP net income (loss) per share	$(0.13)	$0.06	$(0.80)	$(0.35)
Weighted average shares used in computing basic Non GAAP net income(loss) per share	40,116,511	43,907,388	39,408,928	42,032,818

Wix.com Ltd.
KEY PERFORMANCE METRICS
(In thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2015	2016	2015	2016
	(unaudited)		(unaudited)
Revenues	$56,831	$84,176	$203,518	$290,103
Collections	$66,870	$97,652	$241,687	$342,069
Adjusted EBITDA	$7,025	$17,877	$14,721	$42,588
Number of registered users at period end	76,965	97,359	76,965	97,359
Number of premium subscriptions at period end	1,767	2,465	1,767	2,465

Wix.com Ltd.
RECONCILIATION OF REVENUES TO COLLECTIONS
(In thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2015	2016	2015	2016
	(unaudited)		(unaudited)
Revenues	$56,831	$84,176	$203,518	$290,103
Change in deferred revenues	10,039	13,476	38,169	51,966
Collections	$66,870	$97,652	$241,687	$342,069

Wix.com Ltd.
RECONCILIATION OF COLLECTIONS EXCLUDING FX IMPACT
(In thousands)

	Three Months Ended
	December 31,
	2015	2016
	(unaudited)
Collections	$66,870	$97,652
F/X impact on Q4/16 using Q4/15 rates	-	957
Collections excluding FX impact	$66,870	$98,609

Y/Y%		47%

	Three Months Ended
	September 30,	December 31,
	2016	2016
	(unaudited)
Collections	$87,270	$97,652
F/X impact on Q4/16 using Q3/16 rates	-	865
Collections excluding FX impact	$87,270	$98,517

Q/Q%		13%

Wix.com Ltd.
RECONCILIATION OF NON-GAAP OPERATING LOSS TO ADJUSTED EBITDA (NON-GAAP)
(In thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2015	2016	2015	2016
	(unaudited)		(unaudited)
Non GAAP operating loss	$(4,417)	$3,879	$(29,266)	$(12,529)
Adjustments:
Realized gains on hedging transactions	516	167	3,492	791
Depreciation	1,399	890	4,999	4,538
Change in deferred revenues	10,039	13,476	38,169	51,966
Change in prepaid domain registration costs	(512)	(535)	(2,673)	(2,178)
Total adjustments	$11,442	$13,998	$43,987	$55,117

Adjusted EBITDA	$7,025	$17,877	$14,721	$42,588

Wix.com Ltd.
RECONCILIATION OF NET CASH PROVIDED BY OPERATING ACTIVITIES TO FREE CASH FLOW
(In thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2015	2016	2015	2016
	(unaudited)		(unaudited)
Net cash provided by operating activities	$9,522	$19,714	$20,876	$40,573
Capital expenditures, net	(1,125)	(1,031)	(6,342)	(4,415)
Free Cash Flow	$8,397	$18,683	$14,534	$36,158

Wix.com Ltd.
RECONCILIATION OF PROJECTED REVENUES TO PROJECTED COLLECTIONS
(In thousands)

	Three Months Ended		Year Ending
	March 31,2017		December 31,2017
	Low	High	Low	High

Projected revenues	$89,000	$90,000	$409,000	$411,000
Projected change in deferred revenues	18,000	19,000	43,000	47,000
Projected collections	$107,000	$109,000	$452,000	$458,000

Wix.com Ltd.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2015	2016	2015	2016
	(unaudited)		(unaudited)
OPERATING ACTIVITIES:
Net loss	$(11,305)	$(6,182)	$(51,334)	$(47,157)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	1,399	890	4,999	4,538
Amortization	170	187	636	747
Share based compensation expenses	5,593	7,820	18,750	28,048
Tax benefit related to exercise of share options	160	644	609	1,224
Increase in accrued interest and exchange rate on short term and long term deposits	(59)	(116)	(805)	(669)
Deferred income taxes, net	(29)	(537)	(111)	(611)
Decrease (increase) in trade receivables	396	(665)	(5,411)	(1,818)
Decrease (increase) in prepaid expenses and other current and long-term assets	(1,251)	1,790	(2,597)	(6,284)
Increase (decrease) in trade payables	(395)	3,435	7,483	8,290
Increase (decrease) in employees and payroll accruals	2,575	(3,189)	1,565	3,018
Increase in short term and long term deferred revenues	10,039	13,476	38,169	51,966
Increase (decrease) in accrued expenses and other current liabilities	2,229	2,161	8,923	(719)
Net cash provided by operating activities	9,522	19,714	20,876	40,573
INVESTING ACTIVITIES:
Proceeds from short-term deposits and restricted deposits	9,346	13,881	60,162	49,392
Investment in short-term deposits and restricted deposits	(19,965)	(3,863)	(82,038)	(53,270)
Purchase of property and equipment	(1,125)	(1,031)	(6,342)	(4,415)
Acquisition of Intangible assets	(450)	(100)	(450)	(100)
Net cash provided by (used in) investing activities	(12,194)	8,887	(28,668)	(8,393)
FINANCING ACTIVITIES:
Proceeds from exercise of options and ESPP shares	1,489	6,515	6,818	21,658
Net cash provided by financing activities	1,489	6,515	6,818	21,658
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,183)	35,116	(974)	53,838
CASH AND CASH EQUIVALENTS—Beginning of period	40,409	57,948	40,200	39,226
CASH AND CASH EQUIVALENTS—End of period	$39,226	$93,064	$39,226	$93,064

Wix.com Ltd.
RECONCILIATION OF NET CASH PROVIDED BY OPERATING ACTIVITIES TO ADJUSTED EBITDA (NON-GAAP)
(In thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2015	2016	2015	2016
	(unaudited)		(unaudited)
Net cash provided by operating activities	$9,522	$19,714	$20,876	$40,573
Changes in tax benefit related to exercise of share options	(160)	(644)	(609)	(1,224)
Changes in accrued interest and exchange rate on short term and long term deposits	59	116	805	669
Changes in deferred income taxes, net	29	537	111	611
Changes in trade receivables	(396)	665	5,411	1,818
Changes in prepaid expenses and other current and long-term assets	1,251	(1,790)	2,597	6,284
Changes in trade payables	395	(3,435)	(7,483)	(8,290)
Changes in employees and payroll accruals	(2,575)	3,189	(1,565)	(3,018)
Changes in accrued expenses and other current liabilities	(2,229)	(2,161)	(8,923)	719
Change in prepaid domain registration costs	(512)	(535)	(2,673)	(2,178)
Other expenses	6	5	11	4
Foreign currency exchange income	(17)	-	(17)	-
Taxes on income	772	984	2,765	3,367
Acquisition related expenses	-	614	-	2,708
Interest, bank charges & other financial expenses (income), net	740	1,520	2,172	472
Unrealized gains on hedging transactions	140	(902)	1,243	73
Total adjustments	$(2,497)	$(1,837)	$(6,155)	$2,015

Adjusted EBITDA	$7,025	$17,877	$14,721	$42,588